SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Actimize Wins Three 2023 Global Banking & Finance Awards Highlighting Excellence in Innovation in Anti-Fraud Technology, dated May 1, 2023.
99.2	NICE CXone Named the Technology Leader in 2022 SPARK MatrixTM: Workforce Engagement Management (WEM) Report, dated May 2, 2023.
99.3	NICE Leads Market Share for Workforce Engagement Management Globally, dated May 3, 2023.
99.4	DeKalb County District Attorney’s Office Selects NICE Justice for Digital Evidence Management Transformation, dated May 15, 2023.
99.5	NICE Actimize Wins 2023 FinTech Breakthrough Award for Fraud Prevention Innovation with Advanced Mule Defense Solution, dated May 16, 2023.
99.6	NICE Announces Interactions 2023, The Largest CX Industry Event Showcasing Groundbreaking AI Innovations With Market Thought Leaders and Tier 1 Celebrity Guests, dated May 18, 2023.
99.7	Vontobel Extends the Use of NICE Actimize SURVEIL-X Markets Surveillance to Foster Market Expansion In a Digital World, dated May 23, 2023.
99.8	NICE Actimize SURVEIL-X Wins 2023 RegTech Insight Europe Award for Best Solution for Managing Conduct Risk, dated May 30, 2023.
99.9	NICE to Host Financial Analyst and Investor Day at Interactions 2023, dated May 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: June 7, 2023

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Actimize Wins Three 2023 Global Banking & Finance Awards Highlighting Excellence in Innovation in Anti-Fraud Technology, dated May 1, 2023.
99.2	NICE CXone Named the Technology Leader in 2022 SPARK MatrixTM: Workforce Engagement Management (WEM) Report, dated May 2, 2023.
99.3	NICE Leads Market Share for Workforce Engagement Management Globally, dated May 3, 2023.
99.4	DeKalb County District Attorney’s Office Selects NICE Justice for Digital Evidence Management Transformation, dated May 15, 2023.
99.5	NICE Actimize Wins 2023 FinTech Breakthrough Award for Fraud Prevention Innovation with Advanced Mule Defense Solution, dated May 16, 2023.
99.6	NICE Announces Interactions 2023, The Largest CX Industry Event Showcasing Groundbreaking AI Innovations With Market Thought Leaders and Tier 1 Celebrity Guests, dated May 18, 2023.
99.7	Vontobel Extends the Use of NICE Actimize SURVEIL-X Markets Surveillance to Foster Market Expansion In a Digital World, dated May 23, 2023.
99.8	NICE Actimize SURVEIL-X Wins 2023 RegTech Insight Europe Award for Best Solution for Managing Conduct Risk, dated May 30, 2023.
99.9	NICE to Host Financial Analyst and Investor Day at Interactions 2023, dated May 31, 2023.